Exhibit 99.2

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, OR INTO ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN INVITATION TO ACQUIRE OR DISPOSE OF ANY SECURITIES. YOUR ATTENTION IS ALSO DRAWN TO THE IMPORTANT NOTICES AT THE END OF THIS ANNOUNCEMENT.

Summit Therapeutics plc

(“Summit”, or the “Company”)

Summit Announces a Proposed Subscription and Placing to Raise approximately $50.0 Million and Notice of General Meeting

Oxford, UK, and Cambridge, MA, US, 6 December 2019—Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), a leader in antibiotic innovation, announces a proposed fundraising (the “Fundraising”) of approximately $50 million through a subscription and placing of new ordinary shares and warrants to existing investors which is subject to certain shareholder approvals being obtained and certain customary closing conditions being satisfied. The transaction includes proposals to restructure the Company’s board of directors (the “Board”) and to cancel the trading on AIM of the Company’s ordinary shares. The Company’s American Depositary Shares (“ADSs”) will remain listed on the Nasdaq Stock Market (“Nasdaq”) where one ADS represent five ordinary shares.

Highlights

Fundraising

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$50.0 million (before expenses) to be raised through a subscription (“Subscription”) of 166,157,050 new ordinary shares of one penny each in the Company (“Subscription Shares”) and the placing (the “Placing”) of 9,221,400 new ordinary shares of one penny each in the Company (“Placing Shares”) at a subscription and placing price of 22.1 pence per new ordinary share (“Offer Price”).

•

The Subscription Shares are being subscribed for by Mr Robert W. Duggan, an existing shareholder of the Company. Upon completion of the proposed Fundraising, Mr Duggan will control approximately 72.78 per cent of the Company’s enlarged share capital.

•	The Placing involves the subscription of the Placing Shares by two placees, being an existing institutional shareholder and Mr Glyn Edwards, the Company’s Chief Executive Officer and a director.

•

In addition, a total of 26,306,765 warrants (“Investor Warrants”) are proposed to be granted to the participants in the Subscription and the Placing, providing for the right to subscribe for an aggregate of 26,306,765 ordinary shares at a premium of 10 per cent. to the Offer Price.

Board Restructuring

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It is proposed that the Board will be restructured to in connection with the Fundraising. Conditional on the Fundraising being completed, Mr Robert W. Duggan, Mr Manmeet Soni, Dr Elaine Stracker and Dr Ventzislav Stefanov have been appointed as non-executive directors, and Dr Frank Armstrong, Mr Leopoldo Zambeletti and Mr David Wurzer have agreed to step down from the Board. Mr Glyn Edwards will take the role of Chairman in addition to his existing role as Chief Executive Officer (the “Board Restructuring”).

AIM Delisting

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As a condition of the Fundraising, it is proposed that the admission of the Company’s ordinary shares to trading on AIM will be cancelled (the “AIM Delisting”). The Company’s ADSs will remain listed on Nasdaq where one ADS represents five ordinary shares.

Use of Proceeds

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The Directors believe that if the Fundraising is completed, the net proceeds of the Subscription and the Placing, together with the Company’s existing cash resources and funding agreements, will extend its cash runway to 31 January 2021. The Company expects to use these funds to support the following activities:

•	Ridinilazole: Continued patient enrolment into the Ri-CoDIFy Phase 3 clinical trial programme of ridinilazole for the treatment of Clostridium difficile infection.

•	Ridinilazole: Preparatory activities to support the commercial launch of ridinilazole, if approved.

•	Development of early-stage research projects using the Company’s Discuva Platform.

•	General corporate purposes.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Its new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. It is currently developing new mechanism antibiotics for infections caused by C. difficile, N. Gonorrhoeae and ESKAPE pathogens and is using its proprietary Discuva Platform to expand its pipeline. For more information, visit www.summitplc.com.

IMPORTANT NOTICES

Forward Looking Statements

Any statements in this Announcement about the Company’s future expectations, plans and prospects, including but not limited to, whether or not the Company will consummate the Subscription and the Placing and the anticipated use of proceeds from the Subscription and the Placing, the Board Restructuring, the AIM Delisting, the trading markets for the Company’s ordinary shares and ADSs, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the risk that the Company’s shareholders do not approve the Subscription, the Placing and the AIM Delisting, the risk that the other closing conditions to the Subscription and the Placing are not satisfied, the ability of BARDA or CARB-X to terminate the Company’s contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the

Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Announcement represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Announcement.

Inside Information

This Announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (“MAR”). In addition, market soundings (as defined in MAR) were taken in respect of the Subscription and the Placing with the result that certain persons became aware of inside information (as defined in MAR), as permitted by MAR. This inside information is set out in this Announcement. Therefore, those persons that have received inside information in a market sounding are no longer in possession of such inside information relating to the Company and its securities. The person responsible for arranging for the release of this Announcement on behalf of the Company is Richard Pye, Vice President, Investor Relations and Corporate Affairs.

US Securities Act

The securities to be sold in the Placing are being offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the US Securities Act of 1933, as amended (the “Securities Act”) and Regulation S under the Securities Act, and the securities to be sold in the Subscription are being offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act, and in each case have not been registered under the Securities Act, or applicable US state securities laws, and accordingly may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

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